UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
333-149857
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	88244W100

(Check one):

☒ Form 10-K    ☐ Form 20-F   ☐ Form 11-K
☐ Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TEXAS GULF ENERGY, INCORPORATED
Full Name of Registrant

N/A
Former Name if Applicable

1602 Old Underwood Road
Address of Principal Executive Office (Street and Number)

La Porte, TX 77571
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to unforeseeable circumstances causing delays in the preparation and review of its financial statements for the fiscal year ended December 31, 2013, Texas Gulf Energy, Incorporated (the "Company") is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense. The Company respectfully requests an extension and expects to file the Annual Report on Form 10-K for the fiscal year ended December 31, 2013 within the applicable extension period provided by this form.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

JOHN HANEY	281	867-8400
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: The Company anticipates changes in its results of operations relative to the same period for the last fiscal year as a result of changes in its business operations as previously reported to the SEC. As described in Part III above, the Company has experienced delays in the preparation of its financial statements, therefore it is providing below a reasonable estimate of changes to results in operations for the fiscal year ended December 31, 2013 relative to the corresponding period in 2012:

Revenues. Approximate consolidated revenues were $9.5 million in the fiscal year ended December 31, 2013, a decrease of $17.3 million from consolidated revenues of $26,814,839 fiscal year in the fiscal year ended December 31, 2012. The decrease in consolidated revenues was a result of the sale of multiple business lines.

Cost of Sales. During the fiscal year ended December 31, 2013, we incurred Cost of Sales of approximately $7.8 million compared to $20,626,859 incurred during the fiscal year ended December 31, 2012 (an approximate decrease of $12.8 million).

General/Administrative. During the fiscal year ended December 31, 2013, we incurred approximate General and Administrative expenses of $5.9 million compared to $7,616,826 incurred during the fiscal year ended December 31, 2012 (an approximate decrease of $1.7 million). General and administrative expenses include corporate overhead, financial and administrative contracted services, marketing, non-cash stock compensation consulting costs and legal representation expense in connection with several lawsuits in which the Company and its subsidiaries are involved.

Income. Our net income for the fiscal year ended December 31, 2013 was approximately ($483,749) compared to net income of ($343,492) during the fiscal year ended December 31, 2012(a projected decrease of approximately $140,258).

Earnings Per Share. For the fiscal year ended December 31, 2013, GAAP Net Earnings per share would be approximately ($.01) and on a fully diluted basis ($.06), compared to ($.01) and ($.02), respectively for the fiscal year ended December 31, 2012.

TEXAS GULF ENERGY, INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2014	By:	/s/ John Haney
Name: John Haney
Title: Chief Financial Officer